UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2006.

Commission File Number 000-51778

EMISSION DIFFERENTIALS LTD.

(Translation of registrant’s name into English)

3632-13 St. SW, Calgary, Alberta, T2T 3R1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F ��

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes �� No��

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXHIBIT INDEX

The following is a list of Exhibits included as part of this Report on Form 6-K:

1. Press Release dated July 18, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMMISSION DIFFERENTIALS LTD.

Date: July 20, 2006

By:

/s/ JAMES DURWARD

Name: James Durward

Title: Director, Corporate Secretary

Emission Differentials Ltd.

3632-13 St. SW

Calgary, Alberta, T2T 3R1

Tel: (403) 689-3901

Fax: (403) 206-2439

Email: jdurward@telus.net

For immediate release

OTC Bulletin Board – “EDFFF”

July 19, 2006

The Company is pleased to announce the immediate appointment of two additional Directors to the Board of Directors:

Carl R. Jonsson, LLB

Mr. Jonsson received his Bachelor of Laws Degree from the Faculty of Law, University of British Columbia, Canada. He has spent the whole of his professional career as a practising lawyer and is the senior principal of the Vancouver law firm of Tupper, Jonsson & Yeadon. For more than 35 years Mr. Jonsson's legal practice has been as a specialist involved in securities and corporate law with a particular focus on mineral exploration, mining and oil and gas companies. Mr. Jonsson has sat on the Board of Directors of many public companies - primarily companies involved in natural resource exploration. His work has been involved extensively with the securities laws of Canada and to some extent the US and other jurisdictions - as well as the rules and requirements of various Canadian Stock Exchanges and the National Market in the United States. Mr. Jonsson is resident in Vancouver, British Columbia.

Patrick Shannon

Mr. Shannon has been continuously involved with software sales and marketing since 1978 and has held senior positions on a national and international scale. He became President of SDG Inc. of Santa Clara, California in 1995. Under his leadership, that company developed the award winning SDG Project Controller, which, in turn, lead to the acquisition of SDG by Solomon Software, Great Plains Software, and ultimately by Microsoft. Mr. Shannon’s last position with Microsoft was as Vice President Latin America for the Business Solutions division. Mr. Shannon retired from Microsoft in 2001. Mr. Shannon was educated at the University of Calgary (mathematics) and completed studies in Management and Finance at Waterloo University and the University of Minnesota.

The Company further announces that it has received a Cdn$20,000 operating loan, the proceeds of which will be used for general corporate purposes. The loan is repayable at Cdn$1,000 per month beginning October, 2006 and payable in full by November, 2008. The loan carries an interest rate of 10% per annum.

The Company continues to perform its due diligence with regard to the web-based software as announced May 10, 2006.

On behalf of the Board of Directors,

James Durward

Director

For further information contact James Durward at Tel: 403-689-3901, Fax: 403-206-2439, or Email: jdurward@telus.net